As filed with the U.S. Securities and Exchange Commission on April 30, 2012

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-6

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933 FOR DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS

CORPBANCA

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer’s name into English)

REPUBLIC OF CHILE

(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS

(Exact name of depositary as specified in its charter)

60 Wall Street

New York, New York 10005

(212) 602-1044

(Address, including zip code, and telephone number, including area code,

of depositary’s principal executive offices)

Corpbanca, New York Branch

845 Third Avenue

New York, New York 10022

(212) 980-1770

(Address, including zip code, and telephone number, including area code,

of agent for service)

Copies to:

Howard Kleinman, Esq. Dechert LLP 1095 Avenue of the Americas New York, New York 10036 United States of America (212) 698-3567	Conrado Tenaglia, Esq. Linklaters LLP 1345 Avenue of the Americas New York, New York 10105 United States of America (212) 903-9010

It is proposed that this filing become effective under Rule 466:

[  ] immediately upon filing.

[  ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box: [X]

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
American Depositary Shares (“ADSs”) evidenced by American Depositary Receipts (“ADRs”), representing common shares of Corpbanca	100,000,000 ADSs	$5.00	$5,000,000	$573.00

(1) Each unit represents one hundred (100) ADSs.

(2) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of ADSs.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission (the “Commission”), acting pursuant to said Section 8(a), may determine.

PART I

INFORMATION REQUIRED IN PROSPECTUS

The prospectus consists of the proposed form of ADR included as Exhibit A to the Form of Deposit Agreement filed as Exhibit 1 to this Registration Statement on Form F-6 and is incorporated herein by reference.

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

Cross-Reference Sheet

Item Number and Caption		Location in Form of ADR Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office:	Introductory Article.
2.	Title of ADRs and identity of deposited securities:	First page of ADR, top center.
Terms of Deposit:

(a)	Amount of deposited securities represented by one unit of ADRs:	First page of ADR, upper right corner.
(b)	Any procedure for voting the deposited securities:	Articles number 15, 16 and 18.
(c)	Procedure for collecting and distributing dividends:	Articles number 4, 12, 13, 15 and 18.
(d)	Procedures for transmitting notices, reports and proxy soliciting material:	Articles number 11, 15, 16 and 18.
(e)	Sale or exercise of rights:	Articles number 13, 14, 15 and 18.

(f)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization:	Articles number 12, 13, 15, 17 and 18.
(g)	Amendment, extension or termination of the deposit agreement:	Articles number 20 and 21.
(h)	Rights of holders of ADRs to inspect the transfer books of the depositary and the list of holders of ADRs:	Article number 11.
(i)	Restrictions on the right to transfer or withdraw the underlying securities:	Articles number 2, 3, 4, 5, 6 and 8.
(j)	Any limitation on the depositary’s liability:	Articles number 14, 18, 19 and 21.

3.	Fees and charges which may be imposed directly or indirectly on holders of ADRs:	Article number 7.

Item 2. AVAILABLE INFORMATION

Item Number and Caption	Location in Form of ADR Filed Herewith as Prospectus

(a) Public reports furnished by the Issuer.	Article number 11.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)

Form of Deposit Agreement, including the Form of ADR, among Corpbanca, as Issuer, Deutsche Bank Trust Company Americas, as Depositary, and all Holders and Beneficial Owners of ADSs evidenced by ADRs issued thereunder – Filed herewith as Exhibit 1.

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the ADSs registered hereby or the custody of the deposited securities represented thereby – Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years – Not Applicable.

(d)	Opinion of Linklaters LLP, counsel for the Depositary as to the legality of the securities being registered – Filed herewith as Exhibit 4.

(e)	Certification under Rule 466 – Not Applicable.

Item 4.	UNDERTAKINGS

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 30, 2012.

Legal entity to be created by the Deposit Agreement for the issuance of ADRs evidencing ADSs for common shares of Corpbanca

Deutsche Bank Trust Company Americas, as Depositary,

By:	/s/ Laura Bonner
Name: Laura Bonner
Title: Vice President

By:	/s/ James Kelly
Name: James Kelly
Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Corpbanca has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Santiago, Chile, on April 30, 2012.

CORPBANCA,

By:	/s/ Jorge Andrés Saieh Guzmán
Name: Jorge Andrés Saieh Guzmán
Title: Chairman of the Board

By:	/s/ Julio Barriga Silva
Name: Julio Barriga Silva
Title: Director

By:	/s/ Ana Beatriz Holuigue Barros
Name: Ana Beatriz Holuigue Barros
Title: Director

By:	/s/ Francisco León Délano
Name: Francisco León Délano
Title: Director

By:	/s/ Jorge Selume Zaror
Name: Jorge Selume Zaror
Title: Director

By:	/s/ Francisco Mobarec Asfura
Name: Francisco Mobarec Asfura
Title: Director

By:	/s/ Eugenio Gigogne Miqueles
Name: Eugenio Gigogne Miqueles
Title: Chief Financial Officer

By:	/s/ Fernando Massú Taré
Name: Fernando Massú Taré
Title: Chief Executive Officer

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, this registration statement has been signed by the undersigned in his/her capacity as the duly authorized representative of the registrant in the United States on April 30, 2012.

CORPBANCA, NEW YORK BRANCH

By:	/s/ Fernando Burgos
Name: Fernando Burgos
	Title:	General Manager
For and on behalf of Corpbanca, New York Branch, the Authorized U.S. Representative

INDEX TO EXHIBITS

Exhibit	Document
1

Form of Deposit Agreement, including the Form of ADR, among Corpbanca, as Issuer, Deutsche Bank Trust Company Americas, as Depositary, and all Holders and Beneficial Owners of ADSs evidenced by ADRs issued thereunder.

4	Opinion of Linklaters LLP, counsel for the Depositary, as to the legality of the securities being registered.